Two Harbors Investment Corp.

601 Carlson Parkway, Suite 330

Minnetonka, MN 55305

October 8, 2009

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention:	Mr. Thomas Kluck
Mr. Duc Dang

Re:	Request for Acceleration of Effectiveness
Two Harbors Investment Corp.
Registration Statement on Form S-4
(File No. 333-160199)

Dear Mr. Kluck and Mr. Dang:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Two Harbors Investment Corp. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-4 (as amended) filed under the Securities Act be accelerated to 5:30 p.m., New York City time, on October 9, 2009, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

The disclosure in the filing is the responsibility of the Company. The Company represents to the Securities and Exchange Commission (the “SEC”) that should the SEC or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company further acknowledges, that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

Two Harbors Investment Corp.

By:	/s/ Tim O’Brien
Name:	Tim O’Brien
Title:	Secretary